ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 16, 2021	Yana D. Guss T +1 617 951 7109 yana.guss@ropesgray.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Megan Miller & Valerie Lithotomos

Re:	MassMutual Premier Funds (File No. 333-256839) and MassMutual Advantage Funds (File No. 333-256837)

Dear Mses. Miller & Lithotomos:

Below is a summary of the oral comments you provided to me on June 24 and June 29 of 2021 in connection with the review by the staff of the Securities and Exchange Commission (the “Staff”) of the registration statements filed on Form N-14 (each registration statement, a “Proxy Statement/Prospectus”) relating to the proposed reorganization of certain series of Barings Funds Trust into corresponding series of MassMutual Premier Funds and MassMutual Advantage Funds. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Proxy Statement/Prospectus.

Accounting Comments

1.	Comment: Please confirm supplementally that fees and expenses presented for the Acquiring Funds in the comparison of fees and expenses are current.

Response: We have captioned the fee tables for the Acquiring Funds “Pro Forma” only, because none of the share classes shown in the tables is currently being offered (and will only be offered if the Reorganizations are approved), other than Class I shares of MassMutual High Yield Fund. We confirm that the fees and expenses shown for Class I shares of MassMutual High Yield Fund are the current fees and expenses for this class.

2.	Comment: Please confirm supplementally that the recapture of previously waived fees or reimbursed expenses is limited to the expense cap and fee waiver in effect at the time of the waived fees and the fee waiver and the expense cap at the time of recapture.

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Response: We confirm that the recapture is limited to the expense cap in effect at the time of the waived fees for the Selling Funds and the fee waiver and the expense cap at the time of recapture.

3.	Comment: Please explain why the discussion of the capital loss carryforwards on page 45 of the Proxy Statement/Prospectus does not include discussion of capital loss carryforwards for the Advantage Funds.

Response: The capital loss carryforward discussion does not apply to Advantage Funds carryforwards because each Advantage Reorganization involves an Acquiring Fund that will have no operations, assets or shareholders prior to the merger and therefore is intended to qualify as a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code (a “F Reorganization”). As a result, the merger will not affect the use of the Advantage Fund’s capital loss carryforwards, and since each Acquiring Fund will have no assets or operations prior to the merger, there will be no “blending” of tax attributes of the combined fund, as is the case with the Premier Funds.

4.	Comment: For the capitalization tables beginning on page 53 of the Proxy Statement/Prospectus, please include footnotes explaining the adjustments presented.

Response: The requested disclosure has been added.

5.	Comment: Please include capitalization information for all share classes of each MassMutual Fund, including those not involved in the merger.

Response: The requested disclosure has been added.

6.	Comment: For the Financial Highlights, please strike references to accompanying notes to financial statements, given that these notes are not included in the materials.

Response: The requested change has been made.

7.	Comment: Please include the financial highlights for each Selling Fund involved in the Premier Reorganizations.

Response: The requested change has been made.

8.	Comment: Please disclose the accounting and performance survivor for the Premier Reorganizations.

Response: The requested disclosure has been added.

9.	Comment: Please ensure all items incorporated by reference are hyper-linked.

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Response: The requested change has been made.

Disclosure comments

10.	Comment: On page 6 of the filing, please disclose that the fee waivers and expense reimbursements may expire, and that, if the agreements are not renewed the fees of the Acquiring Funds may be higher as compared to those of the Selling Funds.

Response: The requested change has been made.

11.	Comment: Please confirm that the Registrant will file the tax opinion following the closing of the Reorganizations.

Response: We confirm that Part C of each of the Advantage and Premier N-14 includes an undertaking that the registrant will file the tax opinion following the closing of the applicable Reorganization.

12.	Comment: Please disclose that the fees and expenses of the Acquiring Funds being the same as or lower than those of the Selling Funds is dependent on Fee Waivers.

Response: In response to the Staff’s request, the following disclosure has been added:

“For all Acquiring Funds except MassMutual High Yield Fund, the annual fund operating expenses are reduced by expense limitations pursuant to a written agreement by MML Advisers to cap certain fees and expenses of the Funds through January 31, 2023, which agreement may only be terminated before that date by mutual consent of the Board of Trustees and MML Advisers. If the expense limitations are not renewed, shareholders may bear the same or higher expenses as compared to the expenses they currently bear.”

13.	Comment: Please consider disclosing that each Reorganization is not dependent on the success of any other of the Reorganizations.

Response: We note that the disclosure on page 7 of the filing states that “[a]lthough each Reorganization is subject to certain closing conditions that must be satisfied or waived in order for the Reorganization to be completed, the approval or closing of a Reorganization is not conditioned on the approval or closing of any other Reorganization.” We respectfully decline to add supplemental disclosure in this regard.

14.	Comment: Please disclose supplementally how the expenses of the Reorganization are being divided between the two advisers.

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Response: As disclosed in section 9.1 of the Agreement and Plan of Reorganization, Barings LLC (“Barings”) and MML Investment Advisers LLC (“MMLIA”) will bear all costs of the Reorganizations, except for any brokerage or other costs relating to transactions in portfolio securities of the Funds, and costs will be shared between by Barings and MMLIA even if the Reorganizations are not consummated. Given that the costs of the Reorganizations will not be borne by any Acquiring or Selling Fund and thus have no potential to impact shareholders, we respectfully decline to disclose further how Barings and MMLIA are allocating the costs of the Reorganizations.

15.	Comment: On page 3 of the Proxy Statement/Prospectus, please disclose whether the initial and subsequent investment minimums for the Acquiring Funds are higher than those of the Selling Funds.

Response: The following disclosure has been added in response to the Staff’s request:

“The minimum for a subsequent investment in all classes of both the Selling Funds and the Acquiring Funds is $250, except for Class I of MassMutual High Yield Fund, which does not have a subsequent investment minimum. Thus, each share class of the Acquiring Funds has either the same or a lower initial and subsequent investment minimum, as compared to the corresponding class of the Selling Funds.”

16.	Comment: When referring to below investment grade debt securities, please add that these are commonly referred to as “junk” bonds.

Response: The requested disclosure has been added.

17.	Comment: Please remove brackets in the introductory paragraph to the fee tables.

Response: We have removed the noted brackets and all brackets throughout the document.

18.	Comment: The Staff observed that Barings Emerging Markets Debt Blended Total Return Fund has a portfolio turnover of 126.54%. Please consider whether portfolio turnover should be disclosed as a principal risk for this fund.

Response: We respectfully decline to include portfolio turnover risk as a principal risk for this fund, as frequent trading is not a principal strategy of the fund and is not reasonably likely to adversely affect the fund’s net asset value, yield, or total return. For that reason, we do not believe that portfolio turnover risk is a principal risk, whether direct or indirect, of the fund’s principal investment strategies.

19.	Comment: The Staff notes that the portfolio turnover of the Barings Emerging Markets Debt Blended Total Return Fund is higher than that of the corresponding Acquiring Fund. Please consider disclosing this fact.

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Response: We respectfully decline to make the requested change. We note that the Proxy Statement/Prospectus currently discloses that no portfolio turnover information is included for the Acquiring Fund because the Acquiring Fund has not yet commenced operations. We expect the Acquiring Fund to have comparable portfolio turnover to Barings Emerging Market Debt Blended Total Return Fund once it begins operations.

20.	Comment: Please confirm supplementally that the inclusion of “U.S.” in the name of the Selling Fund in the High Yield Merger does not represent a distinction in strategies between the two funds.

Response: We confirm that the inclusion of “U.S.” in the name of Barings U.S. High Yield Fund does not represent a distinction in strategy as compared to MassMutual High Yield Fund. As the Proxy Statement/Prospectus discloses, the Funds have substantially similar principal investment strategies and each Fund invests primarily in lower rated U.S. debt securities, including securities in default.

21.	Comment: Please confirm in your response letter the manner in which the Acquiring Funds count derivatives for the purposes of their 80% policies.

Response: For purposes of determining compliance with its Rule 35d-1 Policy, the Advantage Funds may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. In many instances, a Fund will count only the market value of a derivative instrument toward its Rule 35d-1 Policy. However, consistent with the purposes of Rule 35d-1, the Advantage Funds reserves the flexibility to use a derivative contract's notional value when they believe notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent the Fund’s 35d-1 Policy. The Premier Funds do not currently consider derivatives when determining compliance with their 35d-1 Policy.

22.	Comment: Please explain why the expense examples for Class L of MassMutual Short-Duration Bond Fund indicate higher expenses as compared to Class A of Barings Active Short Duration Bond Fund in light of the statement that “it is expected that the net expenses (after giving effect to fee waivers and/or expense reimbursements) borne by Selling Fund shareholders after each Reorganization would be the same as or lower than the net expenses they currently bear.”

Response: Class L shares of the Acquiring Fund have higher shareholder fees (maximum sales charge and maximum contingent deferred sales charge) than Class A shares of the Selling Fund, although the gross fees and expenses of Class L shares of the Acquiring Fund are lower than the gross annual fund operating expenses of Class A shares of the Selling Fund, and the net annual fund operating expenses for Class L and Class A shares are the same. The higher expenses shown in the expense examples for Class L shares of the Acquiring Fund (relative to Class A shares of the Selling Fund) reflect the higher

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shareholder fees (maximum sales charge and maximum contingent deferred sales charge) of Class L shares of the Acquiring Fund. We note, however, that current holders of Class A shares of the Selling Fund are not subject to these shareholder fees in connection with the Reorganizations. The introduction to the fees and expenses discussion on page 35 of the Proxy Statement Prospectus currently states that “[s]hareholders of the Selling Fund will not pay any sales charges or redemption fees in connection with the Reorganization.” Similarly, page G-2 of Appendix G states that “[p]urchases of Class L shares of the Short-Duration Bond Fund made through a financial intermediary that had an agreement in place to sell Class A shares of the Barings Funds Trust will not be subject to any sales charge.” For clarity, we have added the following language to the introduction to the expense examples for Barings Active Short Duration Bond Fund and MassMutual Short-Duration Bond Fund:

“The Examples incorporate the sales charges and redemption fees applicable to the share class presented, but shareholders of a Selling Fund will not pay any sales charges or redemption fees in connection with the Reorganization.”

We have also added a clarifying footnote to the Shareholder Fees table for MassMutual Short-Duration Bond Fund:

“Holders of Class A shares of the Selling Fund will not be subject to the CDSC of Class L of the Acquiring Fund. Purchases of Class L shares of the Acquiring Fund made through a financial intermediary that had an agreement in place to sell Class A shares of the Selling Fund before the Reorganizations will not be subject to any initial sales charge or CDSC.”

23.	Comment: Please confirm supplementally that a condition to the closing of the Advantage Reorganizations will be the declaration by the Staff that the N-1A registration statement of the Advantage Funds is effective.

Response: We confirm that the Advantage Funds Reorganizations will not be closed unless and until the Staff declares the Advantage Funds’ registration statement on Form N-1A effective.

24.	Comment: The Staff believes that broker non-votes cannot be counted for purposes of a quorum when a shareholder meeting is called for non-routine matters only. Please clarify the disclosure on page 49 of the Proxy Statement/Prospectus in this regard.

Response: The disclosure has been revised as follows:

“A quorum is required for shareholders of a Selling Fund to take action at the Meeting. For each Selling Fund, a majority of the shares entitled to vote constitutes a quorum for the purposes of the Special Meeting. All shares represented at the Meeting by telephone or by proxy will be counted for purposes of establishing a quorum. Abstentions ~~and broker non-votes (i.e., proxies from brokers or nominees indicating that such persons have not received~~

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~~instructions from the beneficial owner or other person entitled to vote shares on a particular matter with respect to which the broker or nominee does not have discretionary power)~~ will be treated as shares that are present at the Meeting, but which have not been voted. Accordingly, abstentions ~~and broker non-votes will assist the Selling Fund in obtaining a quorum, but~~ will have the effect of a vote against the proposal. Because broker-dealers (in the absence of specific authorization from their customers) are not expected to have discretionary authority to vote on the proposals any shares beneficially owned by their customers, there are unlikely to be any “broker non-votes” at the Meeting. ~~In certain circumstances in which a Selling Fund has received sufficient votes to approve a Reorganization, the Selling Fund may request that brokers and nominees, in their discretion, withhold submission of broker non-votes in order to avoid the need for solicitation of additional votes in favor of the proposal. A Selling Fund may also request that selected brokers and nominees, in their discretion, submit broker non-votes, if doing so is necessary to obtain a quorum. However, it is the Selling Funds’ understanding that because broker-dealers, in the absence of specific authorization from their customers, will not have discretionary authority to vote any shares held beneficially by their customers on the single matter expected to be presented at the Meeting, there are unlikely to be any “broker non-votes” at the Meeting.~~

Sincerely,

/s/ Yana D. Guss

Yana D. Guss, Esq.